  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1999.
                                                     REGISTRATION NO. 333-75079
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                    POST-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                        RIBOZYME PHARMACEUTICALS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


        DELAWARE                     2834                    34-1697351
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF       INDUSTRIALCLASSIFICATION    IDENTIFICATION NUMBER)
    INCORPORATION OR            CODE NUMBER)
      ORGANIZATION)

                             2950 Wilderness Place
                            Boulder, Colorado 80301
                                (303) 449-6500
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                               ----------------
                            RALPH E. CHRISTOFFERSEN
                        RIBOZYME PHARMACEUTICALS, INC.
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             2950 WILDERNESS PLACE
                            BOULDER, COLORADO 80301
                                (303) 449-6500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                    COPIES:
         HERBERT H. DAVIS III                    JAMES R. TANENBAUM
    ROTHGERBER JOHNSON & LYONS LLP          STROOCK & STROOCK & LAVAN LLP
     1200 17TH STREET, SUITE 3000                  180 MAIDEN LANE
        DENVER, COLORADO 80202                NEW YORK, NEW YORK 10038
            (303) 623-9000                         (212) 806-6048
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.
                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution

  The following table sets forth the various expenses in connection with the distribution and sale of the securities being registered which will be paid by us. All amounts are estimates except for the SEC registration fee:

   SEC registration fee............................................... $  2,390
   Printing and mailing expenses...................................... $ 70,000
   Nasdaq listing fee................................................. $ 17,500
   Legal fees and expenses............................................ $125,000
   Accounting fees and expenses....................................... $ 40,000
                                                                       --------
       TOTAL.......................................................... $254,890
                                                                       ========

Item 14. Indemnification Of Directors And Officers

  Article XI of our Bylaws provides for indemnification of our directors to the fullest extent permitted by law, as now in effect or later amended. Article XI of our Bylaws also permits the indemnification to the same extent of our officers, employees or agents if, and to the extent, authorized by the Board of Directors. In addition, the Bylaws provide for indemnification against expenses incurred by a director to be paid by us at reasonable intervals in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by us. The Bylaws further provide for a contractual cause of action on the part of our directors for indemnification claims that have not been paid by us.

  Article VI of our Certificate of Incorporation, as amended, limits under certain circumstances the liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (1) for a breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporate Law of the State of Delaware ("DGCL") (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (4) for any transaction from which the director derived an improper personal benefit.

  Section 145 of the DGCL contains provisions regarding indemnification, among others, of officers and directors. Section 145 of the DGCL provides in relevant part:

    (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

    (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

    (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

  Delaware law also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer against any liability asserted against him and incurred by him in such capacity or arising out of his status as such, whether or not the corporation has the power to indemnify him against that liability under Section 145 of the DGCL.

  We also have provided liability insurance for each director and officer for losses arising from claims or charges made against them while acting in their capacities as our directors or officers.

  The above discussion of our corporate documents is not intended to be exhaustive and is respectively qualified in its entirety by our corporate documents.

Item 15. Recent Sale Of Unregistered Securities

  The following table sets forth the Ribozyme Pharmaceuticals' sales of unregistered securities for the past three years. All transactions listed below involved the issuance of common stock, preferred stock convertible into shares of common stock or options to acquire shares of common stock prior to commencement of the offering described in the foregoing prospectus. No underwriters were employed with respect to the sale of any of the securities listed below. All shares were issued in reliance upon Section 4(2) and/or 3(b) of the Securities Act.

Securities Issued                        Purchaser  Date Acquired Consideration
-----------------                       ----------- ------------- -------------
212,776 shares of common stock......... Schering AG    May 1997    $2,500,000
465,117 shares of common stock......... Schering AG    May 1998    $2,500,000
5 shares of Series L preferred stock... Eli Lilly    April 1999    $7,500,000

Item 16. Exhibits And Financial Statement Schedules

  (a) Exhibits

 Number                               Description
 ------                               -----------
  1.1+  Form of Placement Agency Agreement dated          , between Ribozyme
         Pharmaceuticals and Hambrecht & Quist LLC

  1.2   Escrow Agreement dated June 29, 1999, between Ribozyme
         Pharmaceuticals, Hambrecht & Quist LLC and Citibank, N.A.

  3.1   Amended and Restated Certificate of Incorporation of Ribozyme
         Pharmaceuticals dated April 17, 1996(5)

  3.2   Bylaws of Ribozyme Pharmaceuticals, as amended(1)

  4.1   Specimen Stock Certificate(1)

  4.2+  Certificate of Designation, Preferences and Rights of Series L
         Preferred Shares

  5.1+  Opinion of Rothgerber Johnson & Lyons LLP

 10.1   Form of Indemnity Agreement entered into between Ribozyme
         Pharmaceuticals and its directors and officers, with related schedule(1)

 10.2 Ribozyme Pharmaceuticals' Incentive Stock Option Plan, including form of Incentive Stock Option Agreement(1)

 10.3 Ribozyme Pharmaceuticals' Non-Qualified Stock Option Plan, including form of Non-Qualified Stock Option Agreement(1)

 10.4   Ribozyme Pharmaceuticals' 1996 Stock Option Plan, including forms of
         Incentive Stock Option and Nonstatutory Stock Option Agreements(1)

 10.5   Ribozyme Pharmaceuticals' 1996 Employee Stock Purchase Plan(1)

 10.6   Employment Agreement dated January 1, 1997, between Ribozyme
         Pharmaceuticals and Ralph E. Christoffersen(5)

 10.7   Incentive Stock Option Agreement between Ribozyme Pharmaceuticals and
         Ralph E. Christoffersen dated December 23, 1992(1)

 10.8   Incentive Stock Option Agreement between Ribozyme Pharmaceuticals and
         Ralph E. Christoffersen dated September 23, 1994(1)

 10.9   Warrant Purchase Agreement dated March 15, 1995, between Ribozyme
         Pharmaceuticals and Hambrecht & Quist Guaranty Finance(1)

 10.10  Warrant to Purchase Common Stock dated March 15, 1995, issued to
         Hambrecht & Quist Guaranty Finance(1)

 10.11  Warrant to Purchase Common Stock dated February 22, 1993, issued to
         LINC Scientific Leasing(1)

 10.12  Warrant to Purchase Common Stock dated July 30, 1993, issued to
         Douglas E. Olson(1)

 10.13  Warrant to Purchase Common Stock dated July 30, 1993, issued to
         Richard J. Warburg and Ruth P. Warburg(1)

 10.14  Warrant to Purchase Common Stock dated December 28, 1994, issued to
         Competitive Technologies, Inc.(1)

 10.15  Warrant to Purchase Common Stock dated December 29, 1995, issued to
         Silicon Valley Bank(1)

 10.16  Warrant to Purchase Common Stock dated July 26, 1996, issued to
         Silicon Valley Bank(1)

 10.17  Warrant to Purchase Common Stock dated April 17, 1996, issued to
         Chiron Corporation(1)

 10.18 Collaborative Research, Development and Commercialization Agreement dated July 15, 1994, between Ribozyme Pharmaceuticals and Chiron
         Corporation(1)

 10.19 Research Collaboration and Licensing Agreement dated November 1, 1995, between Ribozyme Pharmaceuticals and Pharmacia Biotech, AB(1)


 Number                               Description
 ------                               -----------
 10.20  Research and Development Collaboration Agreement dated April 19, 1993, between Ribozyme Pharmaceuticals and Parke-Davis Division of Warner-
         Lambert Company(1)

 10.21  First Amendment to the Research and Development Collaboration
         Agreement dated April 17, 1995, between Ribozyme Pharmaceuticals and
         Parke-Davis Division of Warner-Lambert Company(1)

 10.22  Second Amendment to the Research and Development Collaboration
         Agreement dated February 8, 1996, between Ribozyme Pharmaceuticals and Parke-Davis Division of Warner-Lambert Company(1)

 10.23  Financing Agreement dated March 16, 1995, among Wilderness Place
         Holdings L.L.C., Hambrecht & Quist Guaranty Finance, L.P. and
         Ribozyme Pharmaceuticals(1)

 10.24  Negotiable Promissory Note dated October 7, 1992, between Ribozyme
         Pharmaceuticals and Ralph Christoffersen and Addendum dated June 25,
         1993(1)

 10.25  Employment Agreement dated January 8, 1996, between Ribozyme
         Pharmaceuticals and Lawrence E. Bullock(1)

 10.26  Promissory Note dated February 8, 1996, between Ribozyme
         Pharmaceuticals and Lawrence E. Bullock(1)

 10.27  Lease for Real Property dated May 20, 1992, between Aero-Tech
         Investments and Ribozyme Pharmaceuticals(1)

 10.28  Non-Disturbance and Attornment Agreement dated March 31, 1995, among
         General American Life Insurance Company, Aero-Tech Investments,
         Wilderness Place Holdings L.L.C. and Ribozyme Pharmaceuticals(1)

 10.29  Master Lease Agreement dated September 2, 1992, between Ribozyme
         Pharmaceuticals and LINC Scientific Leasing(1)

 10.30  Loan and Security Agreement dated February 28, 1994, between Ribozyme
         Pharmaceuticals and Silicon Valley Bank(1)

 10.31  Loan Modification Agreement dated December 21, 1994, between Ribozyme
         Pharmaceuticals and Silicon Valley Bank(1)

 10.32  Loan and Security Agreement dated December 29, 1995, between Ribozyme
         Pharmaceuticals and Silicon Valley Bank and MMC/GATX Partnership No.
         1(1)

 10.33  Warrant to Purchase Common Stock dated December 29, 1995, issued to
         MMC/GATX Partnership No. 1(1)

 10.34 Agreement dated February 29, 1996, between Ribozyme Pharmaceuticals and Chiron Corporation relating to research and development funding(1)

 10.35  Amendments to original Employment Agreements between Ribozyme
         Pharmaceuticals and Ralph E. Christoffersen, Lawrence E. Bullock and
         Nassim Usman, pursuant to letters dated November 14, 1996, November
         22, 1996, and December 15, 1996(3)

 10.36 Promissory Note dated June 4, 1996, between Ribozyme Pharmaceuticals and Nassim Usman(3)

 10.37  Amendment to Lease for Real Property dated March 13, 1997, between
         Aero-Tech Investments and Ribozyme Pharmaceuticals(3)

 10.38  Employment Agreement dated May 2, 1996, between Ribozyme
         Pharmaceuticals and Nassim Usman(2)

 10.39  Collaboration Agreement Regarding Use of Ribozymes to Determine Gene
         Function dated May 13, 1996, between Ribozyme Pharmaceuticals and
         Chiron Corporation(2)


 Number                               Description
 ------                               -----------
 10.40  Amended and Restated License Agreement dated November 20, 1996, between
         Ribozyme Pharmaceuticals, University Research Corporation, University
         of Colorado and United States Biochemical Corporation(3)*

 10.41 Amended and Restated Sublicense Agreement dated November 20, 1996, between Ribozyme Pharmaceuticals and United States Biochemical
         Corporation(3)*

 10.42  Amended and Restated License Agreement dated November 20, 1996, between
         Ribozyme Pharmaceuticals and Competitive Technologies,
         Incorporated(3)*

 10.43  Memorandum of Understanding dated March 1, 1996, between Ribozyme
         Pharmaceuticals and DowElanco(1)

 10.44  Stock Subscription Agreement dated September 1996 between Ribozyme
         Pharmaceuticals and University of Research Corporation(3)*

 10.45  Stock Subscription Agreement dated November 20, 1996, between Ribozyme
         Pharmaceuticals and United States Biochemical Corporation(3)*

 10.46  Assignment of License and Restated License Agreement dated November 20,
         1996, among Ribozyme Pharmaceuticals, United States Biochemical
         Corporation and Competitive Technologies(3)*

 10.47 Letter Agreement dated May 22, 1996, between Ribozyme Pharmaceuticals and ALZA Corporation(3)*

 10.48  Research and Development Collaboration Agreement dated December 2,
         1996, between Ribozyme Pharmaceuticals and Protogene Laboratories(3)*

 10.49  License Agreement dated February 14, 1997, between Ribozyme
         Pharmaceuticals and IntelliGene, Ltd.(3)*

 10.50  Subscription Agreement dated April 17, 1995, between Ribozyme
         Pharmaceuticals and Parke-Davis Division of Warner-Lambert Company(1)

 10.51  Stock Purchase Agreement dated June 28, 1995, among Ribozyme
         Pharmaceuticals and investors(1)

 10.52  Agreement dated March 1, 1996, between Ribozyme Pharmaceuticals and
         DowElanco Corporation relating to the conversion of preferred stock(1)

 10.53  Stock Subscription Agreement dated October 30, 1995, between Ribozyme
         Pharmaceuticals and Gewestelijke Investeringsmaatschappij voor
         Vlaanderon n.v.(1)

 10.54  Research, License, Supply and Royalty Agreement between Schering
         Aktiengesellschaft and Ribozyme Pharmaceuticals dated April 9,
         1997(4)*

 10.55  Purchase Agreement dated April 9, 1997, among Ribozyme Pharmaceuticals,
         Schering Berlin Venture Corporation and Schering
         Aktiengesellschaft(4)*

 10.56  Employment Agreement dated February 27, 1997, between Ribozyme
         Pharmaceuticals and Alene Holzman(5)

 10.57  Employment Agreement dated July 5, 1997, between Ribozyme
         Pharmaceuticals and Thomas Rossing(5)

 10.58  Executive Bonus Plan dated March 27, 1998(6)

 10.59 Research, Collaboration and License Agreement dated May 19, 1998, between Ribozyme Pharmaceuticals and Roche Bioscience, a division of Syntex (U.S.A.) Inc.(7)*

 10.60  Employment Agreement dated September 8, 1998, between Ribozyme
         Pharmaceuticals and Nassim Usman(8)

 10.61 Participation Agreement dated August 31, 1998, as amended, and related documents between Ribozyme Pharmaceuticals and Atugen Biotechnology
         GmbH(9)*


 Number                              Description
 ------                              -----------
 10.62+ Research Collaboration and License Agreement dated March 17, 1999, between Ribozyme Pharmaceuticals and Eli Lilly and Company*

 10.63+ Stock Purchase Agreement dated April 30, 1999, between Ribozyme
         Pharmaceuticals and Eli Lilly and Company

 10.64+ Employment Agreement dated May 10, 1999 between Ribozyme
         Pharmaceuticals and Dr. Wayne Cowens

 23.1+  Consent of Ernst & Young LLP, Independent Auditors

 23.2+  Consent of Rothgerber Johnson & Lyons LLP (included in Exhibit 5.1)

 24.1+ Power of attorney (included on the signature page of this Registration Statement)

--------
  + Previously filed.
  * Ribozyme Pharmaceuticals has applied for and received confidential treatment with respect to portions of these exhibits.

(1) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form SB-2 Registration Statement, File No. 333-1908-D.
(2) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-QSB for the quarter ended June 30, 1996.
(3) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-KSB for the year ended December 31, 1996.
(4) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 8-K dated June 12, 1997.
(5) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form SB-2 Registration Statement, dated September 5, 1997, File No. 333-34981.
(6) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-K for the year ended December 31, 1997.
(7) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-Q/A for the quarter ended June 30, 1998.
(8) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-Q for the quarter ended September 30, 1998.
(9) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 8-K/A dated June 16, 1999.

  (b) Financial Statement Schedules

  All schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

Item 17. Undertakings

  The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provision described under Item 20 or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this Post-Effective Amendment No. 1 to Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Boulder, Colorado, on June 30, 1999.

                                          Ribozyme Pharmaceuticals, Inc.

                                              /s/ Ralph E. Christoffersen
                                          By: _________________________________
                                               Ralph E. Christoffersen, Ph.D.
                                                Chief Executive Officer and
                                                         President

  In accordance with the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Form S-1 Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

   /s/ Ralph E. Christoffersen         Chief Executive Officer       July 1, 1999
______________________________________  and President (Principal
    Ralph E. Christoffersen, Ph.D.      Executive Officer)

     /s/ Lawrence E. Bullock           Vice President,               July 1, 1999
______________________________________  Administration Finance,
         Lawrence E. Bullock            Chief Financial Officer
                                        and Secretary (Principal
                                        Financial and Accounting
                                        Officer)

    /s/ David T. Morgenthaler*         Chairman of the Board of      July 1, 1999
______________________________________  Directors
        David T. Morgenthaler

       /s/ Jeremy C. Cook*             Director                      July 1, 1999
______________________________________
            Jeremy C. Cook

      /s/ Anthony B. Evnin*            Director                      July 1, 1999
______________________________________
       Anthony B. Evnin, Ph.D.

       /s/ David Ichikawa*             Director                      July 1, 1999
______________________________________
            David Ichikawa

       /s/ Anders Wiklund*             Director                      July 1, 1999
______________________________________
            Anders Wiklund

     */s/ Lawrence E. Bullock
______________________________________
         Lawrence E. Bullock
           Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number                               Description
 -------                              -----------
   1.1+  Form of Placement Agency Agreement dated,           between Ribozyme
         Pharmaceuticals and Hambrecht & Quist LLC

   1.2   Escrow Agreement dated June 29, 1999, between Ribozyme
         Pharmaceuticals, Hambrecht & Quist LLC and Citibank N.A.

   3.1   Amended and Restated Certificate of Incorporation of Ribozyme
         Pharmaceuticals dated April 17, 1996(5)

   3.2   Bylaws of Ribozyme Pharmaceuticals, as amended(1)

   4.1   Specimen Stock Certificate(1)
   4.2+  Certificate of Designation, Preferences and Rights of Series L
         Preferred Shares

   5.1+  Opinion of Rothgerber Johnson & Lyons LLP

  10.1   Form of Indemnity Agreement entered into between Ribozyme
         Pharmaceuticals and its directors and officers, with related schedule(1)

  10.2 Ribozyme Pharmaceuticals' Incentive Stock Option Plan, including form of Incentive Stock Option Agreement(1)

  10.3 Ribozyme Pharmaceuticals' Non-Qualified Stock Option Plan, including form of Non-Qualified Stock Option Agreement(1)

  10.4   Ribozyme Pharmaceuticals' 1996 Stock Option Plan, including forms of
         Incentive Stock Option and Nonstatutory Stock Option Agreements(1)

  10.5   Ribozyme Pharmaceuticals' 1996 Employee Stock Purchase Plan(1)

  10.6   Employment Agreement dated January 1, 1997, between Ribozyme
         Pharmaceuticals and Ralph E. Christoffersen(5)

  10.7   Incentive Stock Option Agreement between Ribozyme Pharmaceuticals and
         Ralph E. Christoffersen dated December 23, 1992(1)

  10.8   Incentive Stock Option Agreement between Ribozyme Pharmaceuticals and
         Ralph E. Christoffersen dated September 23, 1994(1)

  10.9   Warrant Purchase Agreement dated March 15, 1995, between Ribozyme
         Pharmaceuticals and Hambrecht & Quist Guaranty Finance(1)

  10.10  Warrant to Purchase Common Stock dated March 15, 1995, issued to
         Hambrecht & Quist Guaranty Finance(1)

  10.11  Warrant to Purchase Common Stock dated February 22, 1993, issued to
         LINC Scientific Leasing(1)

  10.12  Warrant to Purchase Common Stock dated July 30, 1993, issued to
         Douglas E. Olson(1)

  10.13  Warrant to Purchase Common Stock dated July 30, 1993, issued to
         Richard J. Warburg and Ruth P. Warburg(1)

  10.14  Warrant to Purchase Common Stock dated December 28, 1994, issued to
         Competitive Technologies, Inc.(1)

  10.15  Warrant to Purchase Common Stock dated December 29, 1995, issued to
         Silicon Valley Bank(1)

  10.16  Warrant to Purchase Common Stock dated July 26, 1996, issued to
         Silicon Valley Bank(1)

  10.17  Warrant to Purchase Common Stock dated April 17, 1996, issued to
         Chiron Corporation(1)

  10.18 Collaborative Research, Development and Commercialization Agreement dated July 15, 1994, between Ribozyme Pharmaceuticals and Chiron
         Corporation(1)


 Exhibit
 Number                                Description
 -------                               -----------
  10.19  Research Collaboration and Licensing Agreement dated November 1, 1995, between Ribozyme Pharmaceuticals and Pharmacia Biotech, AB(1)

  10.20 Research and Development Collaboration Agreement dated April 19, 1993, between Ribozyme Pharmaceuticals and Parke-Davis Division of Warner-
         Lambert Company(1)

  10.21  First Amendment to the Research and Development Collaboration
         Agreement dated April 17, 1995, between Ribozyme Pharmaceuticals and
         Parke-Davis Division of Warner-Lambert Company(1)

  10.22  Second Amendment to the Research and Development Collaboration
         Agreement dated February 8, 1996, between Ribozyme Pharmaceuticals and
         Parke-Davis Division of Warner-Lambert Company(1)

  10.23  Financing Agreement dated March 16, 1995, among Wilderness Place
         Holdings L.L.C., Hambrecht & Quist Guaranty Finance, L.P. and Ribozyme
         Pharmaceuticals(1)

  10.24  Negotiable Promissory Note dated October 7, 1992, between Ribozyme
         Pharmaceuticals and Ralph Christoffersen and Addendum dated June 25,
         1993(1)

  10.25  Employment Agreement dated January 8, 1996, between Ribozyme
         Pharmaceuticals and Lawrence E. Bullock(1)

  10.26  Promissory Note dated February 8, 1996, between Ribozyme
         Pharmaceuticals and Lawrence E. Bullock(1)

  10.27  Lease for Real Property dated May 20, 1992, between Aero-Tech
         Investments and Ribozyme Pharmaceuticals(1)

  10.28  Non-Disturbance and Attornment Agreement dated March 31, 1995, among
         General American Life Insurance Company, Aero-Tech Investments,
         Wilderness Place Holdings L.L.C. and Ribozyme Pharmaceuticals(1)

  10.29  Master Lease Agreement dated September 2, 1992, between Ribozyme
         Pharmaceuticals and LINC Scientific Leasing(1)

  10.30  Loan and Security Agreement dated February 28, 1994, between Ribozyme
         Pharmaceuticals and Silicon Valley Bank(1)

  10.31  Loan Modification Agreement dated December 21, 1994, between Ribozyme
         Pharmaceuticals and Silicon Valley Bank(1)

  10.32  Loan and Security Agreement dated December 29, 1995, between Ribozyme
         Pharmaceuticals and Silicon Valley Bank and MMC/GATX Partnership No.
         1(1)

  10.33  Warrant to Purchase Common Stock dated December 29, 1995, issued to
         MMC/GATX Partnership No. 1(1)

  10.34 Agreement dated February 29, 1996, between Ribozyme Pharmaceuticals and Chiron Corporation relating to research and development funding(1)

  10.35  Amendments to original Employment Agreements between Ribozyme
         Pharmaceuticals and Ralph E. Christoffersen, Lawrence E. Bullock and
         Nassim Usman, pursuant to letters dated November 14, 1996, November
         22, 1996, and December 15, 1996(3)

  10.36 Promissory Note dated June 4, 1996, between Ribozyme Pharmaceuticals and Nassim Usman(3)

  10.37  Amendment to Lease for Real Property dated March 13, 1997, between
         Aero-Tech Investments and Ribozyme Pharmaceuticals(3)

  10.38  Employment Agreement dated May 2, 1996, between Ribozyme
         Pharmaceuticals and Nassim Usman(2)


 Exhibit
 Number                                Description
 -------                               -----------
  10.39  Collaboration Agreement Regarding Use of Ribozymes to Determine Gene
         Function dated May 13, 1996, between Ribozyme Pharmaceuticals and
         Chiron Corporation(2)

  10.40 Amended and Restated License Agreement dated November 20, 1996, between Ribozyme Pharmaceuticals, University Research Corporation,
         University of Colorado and United States Biochemical Corporation(3)*

  10.41 Amended and Restated Sublicense Agreement dated November 20, 1996, between Ribozyme Pharmaceuticals and United States Biochemical
         Corporation(3)*

  10.42 Amended and Restated License Agreement dated November 20, 1996, between Ribozyme Pharmaceuticals and Competitive Technologies,
         Incorporated(3)*

  10.43  Memorandum of Understanding dated March 1, 1996, between Ribozyme
         Pharmaceuticals and DowElanco(1)

  10.44  Stock Subscription Agreement dated September 1996 between Ribozyme
         Pharmaceuticals and University of Research Corporation(3)*

  10.45  Stock Subscription Agreement dated November 20, 1996, between Ribozyme
         Pharmaceuticals and United States Biochemical Corporation(3)*

  10.46  Assignment of License and Restated License Agreement dated November
         20, 1996, among Ribozyme Pharmaceuticals, United States Biochemical
         Corporation and Competitive Technologies(3)*

  10.47 Letter Agreement dated May 22, 1996, between Ribozyme Pharmaceuticals and ALZA Corporation(3)*

  10.48  Research and Development Collaboration Agreement dated December 2,
         1996, between Ribozyme Pharmaceuticals and Protogene Laboratories(3)*

  10.49  License Agreement dated February 14, 1997, between Ribozyme
         Pharmaceuticals and IntelliGene, Ltd.(3)*

  10.50  Subscription Agreement dated April 17, 1995, between Ribozyme
         Pharmaceuticals and Parke-Davis Division of Warner-Lambert Company(1)

  10.51  Stock Purchase Agreement dated June 28, 1995, among Ribozyme
         Pharmaceuticals and investors(1)

  10.52  Agreement dated March 1, 1996, between Ribozyme Pharmaceuticals and
         DowElanco Corporation relating to the conversion of preferred stock(1)

  10.53  Stock Subscription Agreement dated October 30, 1995, between Ribozyme
         Pharmaceuticals and Gewestelijke Investeringsmaatschappij voor
         Vlaanderon n.v.(1)

  10.54  Research, License, Supply and Royalty Agreement between Schering
         Aktiengesellschaft and Ribozyme Pharmaceuticals dated April 9,
         1997(4)*

  10.55  Purchase Agreement dated April 9, 1997, among Ribozyme
         Pharmaceuticals, Schering Berlin Venture Corporation and Schering
         Aktiengesellschaft(4)*

  10.56  Employment Agreement dated February 27, 1997, between Ribozyme
         Pharmaceuticals and Alene Holzman(5)

  10.57  Employment Agreement dated July 5, 1997, between Ribozyme
         Pharmaceuticals and Thomas Rossing(5)

  10.58  Executive Bonus Plan dated March 27, 1998(6)

  10.59 Research, Collaboration and License Agreement dated May 19, 1998, between Ribozyme Pharmaceuticals and Roche Bioscience, a division of Syntex (U.S.A.) Inc.(7)*


 Exhibit
 Number                                Description
 -------                               -----------
 10.60   Employment Agreement dated September 8, 1998, between Ribozyme
         Pharmaceuticals and Nassim Usman(7)

 10.61 Participation Agreement dated August 31, 1998, as amended, and related documents between Ribozyme Pharmaceuticals and Atugen Biotechnology
         GmbH(9)*

 10.62+ Research Collaboration and License Agreement dated March 17, 1999, between Ribozyme Pharmaceuticals and Eli Lilly and Company*

 10.63+  Stock Purchase Agreement dated April 30, 1999, between Ribozyme
         Pharmaceuticals and Eli Lilly and Company

 10.64+  Employment Agreement dated May 10, 1999 between Ribozyme
         Pharmaceuticals and Dr. Wayne Cowens

 23.1+   Consent of Ernst & Young LLP, Independent Auditors

 23.2+   Consent of Rothgerber Johnson & Lyons LLP (included in Exhibit 5.1)

 24.1+   Power of attorney (included on the signature page of this Registration
         Statement)

--------
+  Previously filed.
* Ribozyme Pharmaceuticals has applied for and received confidential treatment with respect to portions of these exhibits.
(1) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form SB-2 Registration Statement, File No. 333-1908-D.
(2) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-QSB for the quarter ended June 30, 1996.
(3) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-KSB for the year ended December 31, 1996.
(4) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 8-K dated June 12, 1997.
(5) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form SB-2 Registration Statement, dated September 5, 1997, File No. 333-34981.
(6) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-K for the year ended December 31, 1997.
(7) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-Q/A for the quarter ended June 30, 1998.
(8) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 10-Q for the quarter ended September 30, 1998.
(9) Documents incorporated by reference herein to certain exhibits to Ribozyme Pharmaceuticals' Form 8-K/A dated June 16, 1999.